INOVA TECHNOLOGY
2300 W. Sahara Ave. Suite 800 Las Vegas, Nevada 89102

August 18, 2011

Securities and Exchange Commission
Attn: Mr. Ronald E. Alper
100 F Street, NE
Washington, DC 20549

Re:	Inova Technology, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 8, 2011
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 8, 2011
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 22, 2008
File No. 000-27397

Dear Mr. Alper:

     In response to your July 19, 2011 correspondence, we have substantially revised the Preliminary 14A Proxy Statement into a format that customarily cleared with the SEC on other companies, and we have attempted to address all of the issues previously raised by Staff in the filings referenced above.

     The now substantially revised pre 14A Preliminary Proxy Statement filed herewith is a Notice for a Special and Annual Stockholder Meeting and has been amended for your comments.

     We are requesting that the following filings be allowed to be withdrawn on behalf of the Company:

  Preliminary Information Statement on Schedule 14C, filed July 8, 2011 and
  Revised Preliminary Proxy Statement on Schedule 14A, filed February 22, 2008.

     Rather than amending these documents, we have combined them and included the stockholder proposals in the Amended Schedule 14A Preliminary Proxy Statement for a Special and Annual Stockholder Meeting.

Mr. Ronald E. Alper
Securities and Exchange Commission

     Our responses to your Comments of July 19, 2011 are addressed below:

Preliminary Information Statement on Schedule 14C, Filed July 8, 2011

1.

We note your response to comments one and two in our letter dated June 10, 2011 and that on July 8, 2011 you filed a Preliminary Information Statement on Schedule 14C. It is not clear which stock split that was previously approved by shareholders is intended to be disclosed in the preliminary information statement, as it refers to action taken by a majority of shareholders on September 22, 2010 on page 1, which we presume reflects approval of the stock split completed in November 2010, and refers to the November 12, 2008 stock split on page two. In any event, if the actions for which shareholder approval were sought have already been taken (i.e. the stock splits have already taken place), it is too late to file the preliminary information statement; it should have been filed at least 20 calendar days prior to the earliest date on which the corporate action was taken, pursuant to Rule 14c-2(b). Therefore, because it appears that the 2008 and 2010 stock splits have already taken place, as previously requested, please provide disclosure in your next periodic report regarding your potential liability for failure to comply with Regulations 14A and 14C. If the 2008 and 2010 stock splits have not taken place, please revise the information statement accordingly. Finally, if certain of these stock splits did not require shareholder approval, as you seem to suggest in response to comment eight, please clarify which ones did and which ones did not. This comment also applies to the 2009 stock split that you refer to in response to comment six.

As indicated in the response to number 6 below, shareholder approval was not required for the 2008 or 2010 split. There was no 2009 split.

Revised Preliminary Proxy Statement on Schedule 14A, Filed July 8, 2011

2.

We note your response to comment four in our letter dated June 10, 2011 and we re-issue the comment. Please provide the information required by Items 7 and 8, considering you are seeking shareholder approval for the election of directors, and Items 11 and 13, considering you are seeking shareholder approval for an increase in authorized shares, of Schedule 14A.

We have addressed the above in the Anti-Takeover discussion.

Proposal Number 2: Increase Authorized Shares, page 5

3.	We note your response to comment five in our letter dated June 10, 2011. Please explain the reference to “existing debts.” Please also include the response in your disclosure.

Reference to “existing debts” was eliminated. As explained in the Company’s 10-Ks as filed for April 30, 2010 and April 30, 2011, stock has been issued to settle company debt. The discussion in the proxy explains that part of the reasoning for expanding the number of Authorized shares is to permit issuance of “shares for new capital, in exchange for new or existing debt, services or acquisitions.” The Company has reported in its 10-K filings multiple events where stock was issued in exchange for existing (now retired) debt. At the time of this filing the Company does not have any specific plans to settle existing debt with common stock.

Mr. Ronald E. Alper
Securities and Exchange Commission

4.

We note your response to comment six in our letter dated June 10, 2011 and we re-issue the comment in part. Your response does not indicate whether the amount of authorized shares changed each time you effectuated a stock split; please advise. Further, we note that you have not filed any amendments to your articles of incorporation as exhibits 0K either a Form 8-K required to be filed pursuant to Item 5.03 or an annual report on Form 10-K pursuant to Item 601(b)(3) of Regulation S-K; please advise.

In November 2008, the Company Board of Directors authorized a reverse split of its common stock on a 1 for 400 share basis. The Company amended its Articles of Incorporation to reduce the number of $0.001 Par Value Authorized Common Shares from 3,000,000,000 to 7,500,000.

In October 2010, the Company Board of Directors authorized a forward split of its common stock on a 20 for 1 share basis. The Company amended its Articles of Incorporation to increase the number of $0.001 Par Value Authorized Common Shares from 7,500,000 to 150,000,000.

Pursuant to your comment, the Articles of Amendment are included as exhibits in our most recent 10-K filing.

5.

We note your response to comment seven in our letter dated June 10, 2011. Please specifically explain how you “are increasing the amount outstanding in the same proportion as the amount authorized” given that in addition to seeking authorization for the stock split you are also seeking to increase your authorized shares from 150,000,000 to 500,000,000. As a result, we re-issue prior comment seven.

Corrections responsive to this comment are made in part with the revision to format of Preliminary Proxy Statement, and in part by edit/cleanup. However, as this single action is not a split; only the number of authorized shares are to change while the number of issued and outstanding common shares will not change by this action.

Mr. Ronald E. Alper
Securities and Exchange Commission

Stock Split, page 5

6.

We note your response to comment eight in our letter dated June 10, 2011. Please provide a legal analysis supporting your response and provide specific citations to the Nevada corporate statutes to which you refer. In doing so, please clarify which prior stock splits were conducted such that outstanding and authorized shares were adjusted proportionately as your response is not clear in this regard.

With regard to prior stock splits, we have attempted above to clarify when splits occurred and when the associated Articles of Amendment increasing or decreasing the number of authorized shares were filed. These are specific regarding dates and are intended to clarify the actions being requested to be approved to address the above concerns reflected in the comment.

The relevant statute of Nevada law supporting the board actions to approve splits is:

NRS 78.207(1) states: “a corporation that desires to change the number of shares of a class or series, if any, of its authorized stock by increasing or decreasing the number of authorized shares of the class or series and correspondingly increasing or decreasing the number of issued and outstanding shares of the same class or series held by each stockholder of record at the effective date and time of the change, may, except as otherwise provided in subsections 2 and 3, do so by a resolution adopted by the board of directors, without obtaining the approval of the stockholders.”

This statute applies to both of the above splits.

The proper notice was given to shareholders in the November, 2008 and October, 2010 8k’s.

7.

This section seems to discuss the stock splits that have already taken place rather than discuss the stock split for which you are currently seeking shareholder approval. Please revise to remove the references to the prior stock splits or tell us why you believe they are necessary and include a discussion of the current stock split you seek to effectuate.

We are not seeking a stock split at this time.

Increase Authorized Shares, page 6

8.

You state here that the Company’s articles of incorporation currently authorize the Company to issue a maximum of 600,000,000 shares of common stock and yet you are seeking shareholder approval to increase the authorized number of shares to 500,000,000. It appears that the reference to 600,000,000 shares is inaccurate. Therefore, please revise to remove it or advise.

Mr. Ronald E. Alper
Securities and Exchange Commission

We have revised the document to reflect that the current authorized number of $0.001 par value common shares is 150,000,000 at page 12.

We acknowledging that:

      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-549-9220 if you have further questions.

We have made a sincere effort in this Pre 14A to address the concerns and issues raised in your several comment letters, effectively rewriting everything. We hope that this is much closer to an acceptable document upon SEC Staff review. Thank you for your patience in this matter.

Sincerely,

Bob Bates, CFO